Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re: i-80 Gold Corp.
Request to Withdraw Registration Statement on Form F-10
Initially Filed June 30, 2022 (File No. 333-265946)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), the undersigned registrant (the "Registrant") hereby applies to the U.S. Securities and Exchange Commission (the "Commission") for an order granting the withdrawal of its Registration Statement on Form F-10 (SEC File No. 333-265946), together with all exhibits thereto (collectively, the "Registration Statement"). The Registration Statement was originally filed with the Commission on June 30, 2022, and never became effective under the Securities Act.

No securities have been sold or will be sold pursuant to the Registration Statement. The Registrant understands that the filing fees it paid will be held by the Commission pursuant to Rule 477 under the Securities Act and pursuant to Rule 457(p) under the Securities Act, and may be applied to a future registration statement.  Accordingly, the Registrant hereby respectfully requests that an order granting the withdrawal of the Registration Statement be issued by the Commission as soon as reasonably practicable and that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the account of the Company as an offset of all or a portion of the fee due for any subsequent filing by the Company.

Please provide a copy of the order granting withdrawal via facsimile or e-mail to our counsel, Kimberley R. Anderson of Dorsey & Whitney LLP, at (206) 903-8803 or anderson.kimberley@dorsey.com.

If you have any questions or require additional information, please do not hesitate to contact me at (807) 346-1390 or Kimberley R. Anderson, our counsel, at (206) 903-8803.

Sincerely,

i-80 Gold Corp.

/s/ Matthew Gili

Matthew Gili

President & Chief Operating Officer

cc: Kimberley R. Anderson, Dorsey & Whitney LLP